UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

KAYNE ANDERSON ENERGY

TOTAL RETURN FUND, INC.

(Name of Issuer)

Mandatory Redeemable Preferred Shares

(Title of Class of Securities)

4866065#9, 4866066#8, 4866067#7, 4866062#6

(CUSIP Number)

February 11, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 4866065#9, 4866066#8, 4866067#7, 4866062#6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Voya Financial, Inc. 52-1222820
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,398,000
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 2,398,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,398,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.5%
12.	TYPE OF REPORTING PERSON HC

Item 1.

(a)	Name of Issuer

KAYNE ANDERSON ENERGY TOTAL RETURN FUND, INC.

(b)	Address of Issuer’s Principal Executive Offices

811 Main Street, 14th Floor, Houston TX 77002

Item 2.

(a)	Name of Person Filing

Voya Financial, Inc.

(b)	Address of Principal Business Office or, if None, Residence

230 Park Ave.

14th Floor

New York, NY 10169

(c)	Citizenship

Delaware

(d)	Title of Class of Securities

Mandatory Redeemable Preferred Shares

(e)	CUSIP Number

48660P2#0, 48660P3#9, 4866067#7, 4866062#6

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 2,398,000

(b)	Percent of Class: 17.5%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote 2,398,000

(ii)	shared power to vote or to direct the vote 0

(iii)	sole power to dispose or to direct the disposition of 2,398,000

(iv)	shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Schedule 13G is filed by Voya Financial, Inc., the ultimate corporate parent of the subsidiary entities listed on Exhibit A. Each such entity may be deemed to beneficially own the securities to which this Schedule 13G applies.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Voya Financial, Inc. is filing this Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G) as the ultimate parent corporation of its wholly owned subsidiaries listed on Exhibit A hereto.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Trevor Ogle
Date:	February 13, 2020
Name:	Trevor Ogle
Title:	SVP & Deputy General Counsel

Exhibit A

This Schedule 13G is filed by Voya Financial, Inc. pursuant to Rule 13d-1(b)(1)(ii)(G) as the ultimate parent corporation of the following entities, each of which is a direct or indirect wholly owned subsidiary of Voya Financial, Inc.

Voya Retirement Insurance and Annuity Company

State of Incorporation:  Connecticut

Address:  One Orange Way, Windsor, CT 06095

Item 3 Classification:  Insurance Company as defined in Section 3(a)(9) of the Securities Exchange Act of 1934

ReliaStar Life Insurance Company

State of Incorporation:  Minnesota

Address:  20 Washington Ave S, Minneapolis, MN 55401

Item 3 Classification:  Insurance Company as defined in Section 3(a)(9) of the Securities Exchange Act of 1934

ReliaStar Life Insurance Company of New York

State of Incorporation:  New York

Address:  1000 Woodbury Road, Woodbury, NY 11797

Item 3 Classification:  Insurance Company as defined in Section 3(a)(9) of the Securities Exchange Act of 1934

Security Life of Denver Insurance Company

State of Incorporation:  Colorado

Address:  c/o Voya Investment Management, LLC    5780 Powers Ferry Road, Suite 300, Atlanta, GA 30327

Item 3 Classification:  Insurance Company as defined in Section 3(a)(9) of the Securities Exchange Act of 1934

Voya Investment Management, LLC*

State of Formation:  Delaware

Address:  5780 Powers Ferry Rd, Suite 300, Atlanta, GA 30327

Item 3 Classification:  Registered Investment Advisor

Voya Holdings Inc.**

State of Incorporation:  Connecticut

Address:  One Orange Way, Windsor, CT 06095

Item 3 Classification:  Parent Holding Company or Control Person

*	As both beneficial owner and as investment advisor to foregoing subsidiaries

**

As parent company, directly or indirectly, to Voya Retirement Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Voya Investment Management, LLC